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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                            Trigen Energy Corporation
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    895930105
                       -----------------------------------
                                 (CUSIP Number)

                                Ray A. Mantle, Esq.
                               Piper & Marbury L.L.P.
                            1251 Avenue of the Americas
                           New York, New York 10020-1104
                                   (212) 835-6180
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 10, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement  |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  895930105                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Suez Lyonnaise des Eaux
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             6,507,944

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             - 0 -
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              6,507,944
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,507,944
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.5%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------

     CUSIP No.  895930105                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Elyo S.A.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|
                                                                      (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF, WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             6,507,944

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             - 0 -
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              6,507,944
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,507,944
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.5%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------

CUSIP No.  895930105                                          Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cofreth American Corporation      51-0262996
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF, WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                           |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware (USA)
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             4,870,670

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             - 0 -
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              4,870,670
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,870,670
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.3%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------

CUSIP No.  89530105                                           Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Compagnie Parisienne de Chauffage Urbain
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|X|
                                                                       (b)|_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             1,637,274

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             - 0 -
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              1,637,274
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,637,274
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.2%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------

Item 2.    Identity and Background

           (a)  Name

                Suez Lyonnaise des Eaux ("Lyonnaise")
                Elyo S.A., formerly Ufiner-Cofreth, S.A. ("Elyo")
                Cofreth American Corporation ("CAC")
                Compagnie Parisienne de Chauffage Urbain ("CPCU")

           (b)  Business Address

                Suez Lyonnaise des Eaux
                1 rue d'Astorg
                Paris 75008 France

                Elyo S.A.
                235, Avenue Georges Clemenceau
                Nanterre 92022 France

                Cofreth American Corporation
                One Water Street
                White Plains, New York 10601

                Compagnie Parisienne de Chauffage Urbain
                185, Rue de Bercy
                Paris 75561 France

           (c) The principal business of Lyonnaise is in services, including water, energy, waste management, media and communications and in construction, including building and civil engineering, concessionary operations, road building and industrial activities.

                The   principal   business  of  Elyo  is  Operation  and
                Maintenance,.         District        Heating        and
                Cooling/Cogeneration/Energy    from   waste,   gas   and
                electricity.

                The principal business of CPCU is the Operation of District Heating plants in Paris, France.

                The principal business of CAC is the Operation and Maintenance in the United States, District Heating and Cooling/Cogeneration/Energy from waste.

           (d)  None  of  Lyonnaise,   Elyo,   CPCU  or  CAC  have  been
                convicted in a criminal proceeding within the last five years.

           (e) Within the last five years, none of Lyonnaise, Elyo, CPCU or CAC have been convicted in a criminal proceeding before a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding any of them was or is subject to a judgment., decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5.    Interest in Securities of the Issuer.

           Lyonnaise and Elyo

           (a)  Amount Beneficially Owned                             6,507,944

           Percent of Class
                                                                          52.5%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or direct the vote
                                                                      6,507,944

                (ii) shared power to vote or direct the vote
                                                                          - 0 -

                (iii) sole power to dispose or to direct the
                      disposition of                                  6,507,944

                (iv) shared power to dispose or to direct the
                     disposition of                                       - 0 -

                CAC

           (a)  Amount Beneficially Owned
                                                                      4,870,670
                Percent of Class
                                                                          39.3%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote
                                                                      4,870,670

                (ii) shared power to vote or to direct the vote
                                                                          - 0 -

                (iii)sole power to dispose or to direct the
                     disposition of                                   4,870,670

                (iv) shared power to dispose or to direct the
                     disposition of                                       - 0 -

                CPCU

           (a)  Amount Beneficially Owned
                                                                      1,637,274
                Percent of Class
                                                                          13.2%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote
                                                                      1,637,274

                (ii) shared power to vote or to direct the vote           - 0 -

                (iii)sole power to dispose or to direct the
                     disposition of                                   1,637,274

                (iv) shared power to dispose or to direct the
                     disposition of                                       - 0 -

           (c)  Not applicable.

           (d) No person except for Lyonnaise, Elyo, CAC and CPCU, is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by CAC and CPCU.

           (e)  Not applicable.

           (f)  Citizenship.

                Lyonnaise,  Elyo and CPCU are  organized  under the laws
                of  the   Republic   of   France.   CAC  is  a  Delaware
                corporation.

Item 6.    Contracts,  Arrangements,   Understandings  or  Relationships
           with Respect to Securities of the Issuer.

           CAC, CPCU, Elyo and Lyonnaise may be deemed to form a group. Lyonnaise owns 98% of the outstanding voting stock of Elyo. Elyo directly owns 76.9% of the outstanding voting stock of CAC and may be deemed to own beneficially 89.6% of the outstanding voting stock of CAC due to its ownership of stock in certain other entities which are themselves owners of outstanding voting stock of CAC. CPCU is a subsidiary of Elyo, which owns 64.5% of the outstanding voting stock of CPCU. CAC and CPCU will most likely take actions in a concerted manner.

           CAC and CPCU (collectively, the "Companies") and Thomas R. Casten, Richard E. Kessel, Michael Weiser and Eugene E. Murphy (collectively., the "Management Stockholders") may be deemed to have formed a group as a result of the Stockholders Agreement dated as of August 10, 1994, entered into among these parties, pursuant to which the Companies could direct the voting of the Management Stockholders in certain circumstances. The voting obligations of the Management Stockholders under the Stockholders Agreement expired on August 10, 1997. Accordingly, the Management Stockholders' shares (1,515,745) are no longer beneficially owned by the Companies.

Item 4.         Material to be Filed as Exhibits

           None.

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 7, 1998           SUEZ LYONNAISE DES EAUX


                               By: /s/ Ray A. Mantle
                                    Ray A. Mantle*
                                    Attorney-in-Fact

Date:  April 7, 1998           ELYO S.A.


                               By: /s/ Ray A. Mantle
                                    Ray A. Mantle*
                                    Attorney-in-Fact


Date:  April 7, 1998           COFRETH AMERICAN CORPORATION


                               By:/s/ Ray A. Mantle
                                    Ray A. Mantle*
                                    Attorney-in-Fact


Date:  April 7, 1998           COMPAGNIE PARISIENNE DE
                               CHAUFFAGE URBAIN


                               By: /s/ Ray A. Mantle
                                    Ray A. Mantle*
                                    Attorney-in-Fact

_____________________________


* Signed pursuant to a Power of Attorney dated March 31, 1998.

* See Power of Attorney filed October 10, 1996 with Schedule 13D, hereby incorporated by reference.

                         POWER OF ATTORNEY

      COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN hereby authorizes any of RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.

                     COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN


                     By:  /s/ Philippe Rappeneau
                          Name:  Philippe Rappeneau
                          Title: President

Date: March 31, 1998


                         POWER OF ATTORNEY

      ELYO S.A hereby authorizes any of RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.

                          ELYO S.A.

                          By:  /s/ Michel Bleitrach
                               Name:  Michel Bleitrach
                               Title: President
Date:  March 31, 1998

                         POWER OF ATTORNEY

      SUEZ LYONNAISE DES EAUX hereby authorizes any of RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.

                          SUEZ LYONNAISE DES EAUX


                          By:  /s/ Michel Cassou
                               Name:  Michel Cassou
                               Title: Managing Director

Date:  March 31, 1998


                              POWER OF ATTORNEY

      COFRETH AMERICAN CORPORATION hereby authorizes any of RAY A. MANTLE or GARRY P. McCORMACK, acting alone, to sign and file with the Securities and Exchange Commission on its behalf Form 4, Form 5, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to its actual and deemed beneficial ownership of shares of TRIGEN ENERGY CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.


                     COFRETH AMERICAN CORPORATION


                     By:  /s/ Jean Malahieude
                          Name:  Jean Malahieude
                          Title: Executive Vice President
Date:  March 31, 1998